Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 7, 2011

Registration Statement No. 333-172623

(Relating to the Preliminary Prospectus Supplement dated March 30, 2011 and the Prospectus dated March 14, 2011)

We have filed a registration statement and a preliminary prospectus supplement (including an accompanying prospectus) with the Securities and Exchange Commission, or SEC, which are referenced above. You should read the preliminary prospectus supplement and accompanying prospectus and other documents we have filed with the SEC for more complete information about us and the offering of our common stock to which this issuer free writing prospectus relates. You may obtain these documents for free on the SEC website at www.sec.gov. Alternatively, a preliminary prospectus and accompanying prospectus may be obtained from Stifel, Nicolaus & Company, Incorporated, One Montgomery Street, Suite 3700, San Francisco, California 94104, or by calling 415-364-2720. The following information supplements and updates the information contained in the preliminary prospectus supplement and accompanying prospectus.

Issuer	OCZ Technology Group, Inc. (NASDAQ: OCZ)

Common stock offered by OCZ	10,200,000 shares

Over-allotment option	1,530,000 shares

Common stock to be outstanding after this offering	49,764,538 shares (51,294,538 if the underwriters’ over-allotment option is exercised in full)

Public offering price	$8.50 per share.

Net proceeds to OCZ	$81.3 million ($93.6 million if the underwriters’ over-allotment option is exercised in full), after deducting the underwriting discount ($0.4503 per share) and estimated offering expenses payable by us

Pricing date	April 7, 2011

Closing date	On or about April 13, 2011

Public Offering Proceeds

The following disclosure was added to the public offering proceeds table on the first page of the preliminary prospectus supplement:

	Per Share	Total
Public Offering Price	$8.5000	$86,700,000
Underwriting Discounts and Commissions (1)	$0.4503	$4,593,060
Proceeds to Us (Before Expenses)	$8.0497	$82,106,940

(1)	Excludes other compensation deemed paid by us to the underwriters prior to this offering and certain accountable expenses incurred by the underwriters in connection with this offering that are being reimbursed by us in connection with this offering. See “Underwriting.”

Underwriting

The following disclosure was added to “Underwriting” in the preliminary prospectus supplement:

We have agreed to reimburse the underwriters for out-of-pocket accountable expenses actually incurred by them in connection with this offering up to a maximum of $187,500.

From time to time in the ordinary course of business, certain of the underwriters and their respective affiliates have performed, and may in the future perform, various commercial banking, investment banking and other financial services for us for which they received, or will receive, customary fees and reimbursement of expenses. Since September 1, 2010, the underwriters for this offering have received the following cash compensation and have purchased or otherwise acquired the following securities:

We have entered into an exclusive engagement letter (the “Engagement Letter”) with Merriman Capital, Inc. (“Merriman”), which expires on December 9, 2011, but may be terminated earlier by either party subject to certain restrictions, pursuant to which Merriman provides us with certain financial advisory and investment banking services. Under the Engagement Letter, we have agreed to pay Merriman annual consulting fees of $60,000 and a financing completion fee equal to 7.0% of the total amount of capital actually received by us from the sale of our securities to investors with respect to certain capital raising transactions that are primarily the result of Merriman’s efforts during the term of the engagement. In addition, for certain capital raising transactions, we have agreed to issue Merriman warrants to purchase common stock in an amount equal to 3.0% of the number of shares of common stock (or common stock equivalents) purchased by investors in the capital raising transaction. Such financing completion fees will be paid upon consummation of the capital raising transaction with respect to aggregate gross proceeds actually received by us, including through the cash exercise of any warrants issued to investors in connection with the capital raising transaction. Merriman is not entitled to receive a fee pursuant to the Engagement Letter in connection with this offering. In addition, we have agreed to pay Merriman fees in connection with certain merger and acquisition activities.

In December 2010, pursuant to the Engagement Letter, we paid Merriman its annual retainer of $60,000. The $60,000 retainer was paid $40,000 in cash and in 4,120 shares of our common stock having a market value of $20,000 based on the then trading price of the common stock.

In November 2010, pursuant to the Engagement Letter, Merriman acted as placement agent for a private placement with institutional investors (the “November Private Placement”) and for such services received a cash fee, reimbursement of expenses and a warrant to purchase an aggregate of 214,198 shares of our common stock with an exercise price of $3.08125 per share (the “2010 Warrant”). Merriman exercised the 2010 Warrant in full in February 2011 by cashless exercise pursuant to which we issued Merriman an aggregate of 134,101 shares of our common stock. Based on the closing price of our common stock on the date of exercise, the shares issued pursuant to the 2010 Warrant had an aggregate market value of approximately $1.105 million on the date of exercise.

Pursuant to the Engagement Letter and for its services in connection with the November Private Placement, in connection with the exercise of the 2010 Warrant by Merriman in February 2011, we issued Merriman an additional warrant to purchase an aggregate of 53,549 shares of common stock with an exercise price of $5.25 per share in February 2011 (the “2011 Warrant”).

The Chairman of Merriman participated in the November Private Placement and purchased an aggregate of 259,634 shares of common stock at a purchase price of $3.08125 per share and a warrant to purchase 64,909 shares of common stock with an exercise price of $5.25 per share (the “Chairman Warrant”).

Pursuant to the Engagement Letter, Merriman acted as placement agent for a private placement with institutional investors of securities by certain of our selling stockholders, including an affiliate of our Chief Executive Officer (the “December Private Placement”). We did not sell any of our securities in the December Private Placement. Merriman received a cash fee for private placement services. Needham & Company, LLC received a finder’s fee of $150,000 in connection with this December Private Placement. The entire finder’s fee and Merriman’s placement agent fee was paid entirely by the selling stockholders.

Merriman’s Chairman participated in this December Private Placement and purchased 645,664 shares of common stock at a purchase price of $3.75 per share.

Pursuant to the Engagement Letter, in March 2011, Merriman received cash fees in connection with merger and acquisition services.

The 2011 Warrant and the shares issuable upon exercise thereof, the Chairman Warrant and the shares issuable upon exercise thereof, and the additional shares purchased by the Chairman of Merriman in the November Private Placement and the December Private Placement are subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriters and the Chairman of Merriman (or their permitted assignees under the Rule) may not sell, transfer, assign, pledge, or hypothecate these securities, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of these securities, for a period of 180 days from the date of this prospectus. Additionally, these securities may not be sold, transferred, assigned, pledged or hypothecated for a 180 day period following the effective date of the registration statement to which this issuer free writing prospectus relates and is a part, except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners.

In addition, any securities that are unregistered and acquired by any underwriter and related persons during 180 days prior to the filing date, or acquired after the required filing date of the registration statement to which this issuer free writing prospectus relates and is a part and deemed to be underwriting compensation by FINRA, and any securities excluded from underwriting compensation, shall not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the effective date or commencement of sales of the public offering, subject to certain exceptions.

Merriman acted as a placement agent in our March 2010 private placement and received a warrant to purchase an aggregate of 154,550 shares of our common stock (the “March 2010 Warrant”) and cash fees. The March 2010 Warrant was exercised in full in January 2011. Pursuant to the March 2010 Warrant, upon its exercise, we issued Merriman additional warrants to purchase an aggregate of 74,300 shares of our common stock.